Exhibit 21.01

Subsidiaries	Incorporation
Under Armour Europe B.V.	The Netherlands
Under Armour Retail, Inc.	Maryland
Global Sourcing Ltd.	Hong Kong
UA International Holdings C.V.	The Netherlands